UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SIGMATRON INTERNATIONAL, INC.
(Name of Subject Company)

SIGMATRON INTERNATIONAL, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

82661L101
(CUSIP Number of Class of Securities)

Gary R. Fairhead
Chief Executive Officer
2201 Landmeier Rd.
Elk Grove Village, IL 60007
(847) 956-8000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Grant J. Levine
Dmitriy A. Tartakovskiy
Greenberg Traurig, P.A.
101 East Kennedy Boulevard, Suite 1900
Tampa, FL 33602
(813) 318-5700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by SigmaTron International, Inc., a Delaware corporation (“SigmaTron”) with the U.S. Securities and Exchange Commission (the “SEC”) on June 26, 2025 (as amended and supplemented by Amendment No. 1 to Schedule 14D-9 on July 14, 2025 and as may be further amended and supplemented from time to time, the “Schedule 14D-9”), relating to the Tender Offer Statement on Schedule TO filed by Transom Axis MergerSub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Transom Axis AcquireCo, LLC, a Delaware limited liability company (“Parent”), with the SEC on June 26, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SigmaTron in exchange for $3.02 per Share, payable in cash without interest and subject to reduction for any applicable withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated June 26, 2025 and the related Letter of Transmittal (as each may be amended or supplemented from time to time, the Letter of Transmittal together with the Offer to Purchase constitute the “Offer”).

Except to the extent specifically provided in this Amendment No. 2, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 2 is being filed to reflect certain updates as set forth below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding, immediately after the heading “Regulatory Approvals,” the following new subsection:

“Final Results of the Offer and Completion of the Merger

The Offer and withdrawal rights expired one minute after 11:59 p.m., Eastern Time, on July 24, 2025 (such date and time, the “Expiration Time”) and were not extended. Purchaser was advised by Equiniti Trust Company, LLC, which is the depositary and paying agent for the Offer, that, as of the Expiration Time, a total of 4,401,189 Shares had been validly tendered into and not validly withdrawn pursuant to the Offer, which Shares represented approximately 71.9% of the aggregate number of Shares then outstanding. Accordingly, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. Purchaser has irrevocably accepted for payment, and has stated it will promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of SigmaTron. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and SigmaTron intend to consummate the Merger, as promptly as practicable and without a meeting of stockholders of SigmaTron. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by SigmaTron (as treasury stock or otherwise) immediately prior to the Effective Time, (ii) Shares directly owned by Parent or Purchaser, and any Share that is owned by any wholly owned subsidiary of Parent (other than Purchaser), in each case, immediately prior to the Effective Time, (iii) Shares irrevocably accepted by Purchaser for purchase in the Offer and (iv) Shares issued and outstanding immediately prior to the Effective Time and that are held by holders who have not tendered their Shares and are entitled to and have properly exercised appraisal rights with respect to such Shares in accordance with, and who have complied with, Section 262 of the DGCL with respect to any such Shares held by any such holder) will be converted into the right to receive the Offer Consideration from Purchaser, without interest and less any required tax withholding.

Following the consummation of the Merger, the Shares will be delisted from the Nasdaq Capital Market and Parent intends to take the steps to terminate the registration of the Shares under the Exchange Act and suspend SigmaTron’s reporting obligations under the Exchange Act.

A joint press release, dated July 25, 2025, issued by SigmaTron and Parent announcing the expiration and results of the Offer and the expected consummation of the Merger is filed as Exhibit (a)(5)(E) to this Schedule 14D-9 and incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(E)	Joint Press Release, dated July 25, 2025, issued by SigmaTron International, Inc. and Transom Axis AcquireCo, LLC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2025

SIGMATRON INTERNATIONAL, INC.

	By:	/s/ Gary R. Fairhead
	Name:	Gary R. Fairhead
	Title:	Chief Executive Officer